January 27, 2020

Alfred Poor
Chief Executive Officer
Ideanomics, Inc.
55 Broadway, 19th Floor
New York, NY 10006

       Re: Ideanomics, Inc.
           Registration Statement on Form S-1/A
           Filed on December 31, 2019
           File No. 333-224382

Dear Mr. Poor:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 9, 2019 letter.

Form S-1 filed December 31, 2019

The Offering, page 10

1. We note your disclosure that approximately 20 million additional shares will be outstanding after the offering. Please provide further detail as to how these additional shares will become outstanding.
Overview, page 37

2. We note your response to comment 9, the memo accompanying your responses, the revised disclosure on page 37 and elsewhere in your filing. We understand that through
       Asia EDX you distributed and traded GTB tokens in exchange for Bitcoin and Ether. In light of such distribution and trading, the GTB token holders' inability to convert such
 Alfred Poor
FirstName LastNameAlfred Poor
Ideanomics, Inc.
Comapany NameIdeanomics, Inc.
January 27, 2020
January 27, 2020 Page 2
Page 2
FirstName LastName
         tokens into fiat, and additionally, the apparent lack of functional applications on the GTD blockchain, please provide us a detailed analysis and your conclusions with respect to the following.
           Explain to us whether GTB tokens may be deemed a security. In this regard, we note your disclosure on page 21 that "speculators and investors who seek to profit from trading and holding GTB currently account for a significant portion of GTB demand." On page F-47, you further state that "the value of GTB is determined by the value that various market participants place on GTB through their transactions.
              GTB holders make or lose money from buying and selling GTB." We also note
              GTB's trading history which you provided supplementally and your reference to the four-part Howey test on page 78.
           Tell us whether your distribution of GTB tokens through the Asia EDX in exchange for Bitcoin and Ether may be deemed an initial exchange offering subject to SEC registration.
           Explain how you concluded that GTB tokens held for trading may be characterized as intangible assets. Refer us to your basis in the accounting literature.
           Compare for us your total GTB holdings, including those which are denominated in
              Bitcoin and Ether, to the total GTB circulating supply based on information available through Asia EDX and GT Dollar.
           Explain if and when you will be able to exchange your GTB tokens denominated in
              Bitcoin and Ether into other digital currencies. Since your holdings of GTB tokens denominated in Bitcoin and Ether do not constitute direct holdings of such currencies, please explain to us how the GTB/BTC and GTB/ ETH conversion ratios (per your supplementary materials) were determined and when and how such denominations may be converted into direct holdings. Further clarify if settlement of the exchange transaction is the subject of a futures or forward contract.
           Tell us if you may be deemed a broker/dealer of GTB tokens or a money services business (i.e., an administrator of the GTD blockchain) subject to securities and commodities, money services and transmitter laws which you referenced on pages
              78-79 of your filing. Please provide us a detailed evaluation of your capacity to distribute and trade GTB tokens in this regard.
Note 1. Nature of Operations and Summary of Significant Accounting Policies Digital Currency, page F-47

3. We note your response to comment 6. Please expand your disclosure to identify the applications that are currently functional on the GTD block chain and the extent to which
         GTB token holders have utilized their token holdings to access such applications. Clarify your disclosure to state whether Asia EDX allows such holders to access and use their
         GTB tokens in exchange for goods and services sold by participating merchants, absent any ability to convert such tokens into fiat.
 Alfred Poor
Ideanomics, Inc.
January 27, 2020
Page 3



Note 6. Accounts Receivable, page F-51

4. We note that you sold your Amer subsidiary which had accounted for a significant portion of your uncollected long-term receivables through August 31, 2019. Please tell us your consideration of the Amer subsidiary as a discontinued operation pursuant to ASC 205-
      20-45-1(B)(b). In this regard, we note that your ongoing operations appear to constitute a significant strategic shift from your former trading business in 2018. General

5. We note your Form 8-K filing on January 10, 2020 discussing a letter from Nasdaq's listing qualifications staff regarding the company's compliance with certain listing standards. Please prominently disclose and discuss these developments in your prospectus.
        You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Robert
Littlepage, Accountant Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna,
Staff Attorney at (202) 551-3778 or Celeste Murphy, Legal Branch Chief at (202) 551-3257 with any other questions.



                                                           Sincerely,
FirstName LastNameAlfred Poor
                                                           Division of
Corporation Finance
Comapany NameIdeanomics, Inc.
                                                           Office of Technology
January 27, 2020 Page 3
cc:       William N. Haddad
FirstName LastName